Exhibit 1.01

Capstone Green Energy Holdings, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report (the “Report”) of Capstone Green Energy Holdings, Inc. (the “Company”, “we”, “our”, “us”) for the reporting period from January 1, 2024 to December 31, 2024 has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products and the Conflict Minerals are necessary to the functionality or production of those products.

Company Overview

Capstone has pioneered the future of low-emissions oil free power and energy technology for almost four decades. Our very low maintenance intervals allow for high availability rates, thus making us a leader of sustainable clean energy technology solutions worldwide. Our commitment to safety, innovation and operational excellence helps set the gold standard for holistic, sustainable energy solutions that deliver results. Capstone strives to be the first choice when energy matters. We do this by providing multi-faceted energy solutions in various formats. Our bespoke solutions help solve the “Energy Trilemma” of resiliency, affordability and sustainability. Capstone’s product portfolio not only showcases our core microturbine technology but also includes other products that help clients create a holistic, clean and flexible energy solution. These solutions can integrate into either a microgrid application or into a straight-forward distributed generation solution that can also recycle the waste heat from our microturbines into useful hot water, steam and/or chilled water.

We develop, manufacture, market, sell and service microturbine-based technology solutions for use in stationary distributed power generation applications or in distribution networks. Our microturbine technology can be used as a standalone power solution or as Combined Heat and Power cogeneration and Integrated Combined Heat and Power applications where the heat recovery module is directly integrated to the microturbine package, and Combined Cooling, Heat and Power, also known as tri-generation.

The Company’s Due Diligence Process

We have conducted in good faith a reasonable country of origin inquiry regarding the Conflict Minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by us. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of such Conflict Minerals used in the Company’s products originated in the Covered Countries and whether any of such Conflict Minerals may be from recycled or scrap sources. We have also conducted reasonable due diligence on the source and chain of custody of such Conflict Minerals. Our due diligence measures have been designed to conform to the framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from

Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Our due diligence process and efforts have been developed in conjunction with the OECD Guidance. The development process included the establishment of a cross-functional task force as further described under “Risk Mitigation Plan” below. Our due diligence measures are based on the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”) with respect to the smelters and refiners of Conflict Minerals who provide Conflict Minerals to our suppliers. We are several levels removed from the actual mining of Conflict Minerals. We do not purchase raw ore or unrefined Conflict Minerals and make no purchases in the Covered Countries. We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the Conflict-Free Sourcing Initiative (“CFSI”). We rely on these suppliers whose components may contain Conflict Minerals to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We conducted a survey of direct suppliers of materials containing Conflict Minerals using the template developed jointly by the EICC and GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the Template are available on CFSI’s website. The Template has been adopted by many companies in their due diligence processes related to Conflict Minerals.

Our supply chain is complex and includes various manufacturers and distributors of mechanical components and various types of electronic components and sub-assemblies. We sent surveys to 124 of our direct suppliers whose components we believe have the possibility of containing Conflict Minerals. We received surveys back from 90 of these suppliers, or a 73% response rate. The responses were clear of conflict minerals, however a few of these surveys included incomplete responses. We had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation.

The large majority of the responses received provided data at a company or divisional level, and we were unable to specify the smelters or refiners used for components supplied to us. Therefore, we are unable to report smelters or refiners supplying such suppliers since we cannot validate which smelters or refiners are in our supply chain. For the suppliers that were able to provide data at a product level, we have listed 26 smelters or refiners that are found in our supply chain. Those smelters or refiners are identified below.

From the responses received and follow-up communications, we have no reason to believe that any necessary Conflict Minerals used by us may have originated in the Covered Countries. However, we are unable to determine with absolute assurance the origin of all of the Conflict Minerals necessary to the functionality or production of our products and therefore cannot exclude the possibility that some of those Conflict Minerals may have originated in the Covered Countries.

Smelters or Refiners Identified

As a result of our due diligence efforts, as of the date of this Report we have identified the following 26 smelters and refineries that process Conflict Minerals necessary to the functionality or production of our products from our supply chain:

Metal	Smelter or Refinery Name	Location
Tin	Yunnan Tin Company Limited	China
Tin	Minsur	Peru
Tin	China Tin Group Co., Ltd	China
Tantalum	Exotech Inc.	United States
Tantalum	Hi-Temp	United States
Tantalum	HC Starck GmbH	Germany
Tin	PT Tambang Timah	Indonesia
Tin	Thaisarco	Thailand
Tin	PT Timah	Indonesia
Tin	Malaysia Smelting Corp	Malaysia
Tin	PT Stanindo Inti Perkasa	Indonesia
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan

Metal	Smelter or Refinery Name	Location
Gold	Ishifuku Metal Industry Co., Ltd	Japan
Tin	Gold Bell Group	China
Tin	PT DS Jaya Abadi	Indonesia
Tin	Tin Alpha Assembly Solutions Inc	United States
Tin	Mineracao Taboca S.A	Brazil
Gold	Advanced Chemical Company	United States
Tungsten	Kennametal Huntsville	United States
Gold	Hafner GmbH + Co. KG	Germany
Gold	Agosi AG	Germany
Tantalum	F&X Electro-Materials Ltd.	China
Tantalum	XIMEI Resources (Guangdong) Limited	China
Tantalum	BAIMTEC	China
Tungsten	BAIMTEC	China

Due Diligence Results

Following completion of the due diligence measures described above, we have been unable to determine the origin of all of the Conflict Minerals necessary to the functionality or production of our products.

Risk Mitigation Plan

We are committed to working with our global supply chain to ensure compliance with the Rule. We do not directly source Conflict Minerals from smelters. If we determine instances of products containing Conflict Minerals in our supply chain that are not DRC conflict free, as defined in the Rule, we will engage with our suppliers to look for conflict free alternatives where available.

We have established a management system for complying with the Rule. Our management system includes the development of a Conflict Minerals Task Force led by our Vice President of Operations, our Chief Financial Officer, and a team of subject matter experts from relevant functions such as purchasing/procurement, quality, and engineering. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Vice President of Operations, a key individual with the necessary competence, knowledge and experience to oversee the operation and monitoring of the supply chain due diligence process. Senior management is briefed about the results of our due diligence efforts on a regular basis. Our goal is to improve transparency of mineral sourcing within its supply chain which includes identifying potential Conflict Mineral-containing components in our products and collecting relevant documentation in an electronic database. In furtherance of that goal, we aim to obtain a 100% response rate from in-scope suppliers and increase the number of suppliers that provide a smelter list. The company continuously reviews its Conflict Minerals Policy, due diligence, and risk mitigation plan described in this Report. This will assist the subject matter experts in validating Conflict Minerals that are “conflict free” on an ongoing basis. Since December 31, 2015, we have implemented the foregoing strategy with respect to our supply chain.

As part of our risk mitigation plan and to ensure that suppliers understand our expectations, we provide a detailed supplier letter included in the Template which includes web links to training and Conflict Minerals resources. We will engage any of our suppliers who we have reason to believe are supplying us Conflict Minerals from sources that may not be “conflict free” in any Covered Country to establish an alternative source of Conflict Minerals that is “conflict free.” We have so far found no instances where it was necessary to terminate a contract or find a replacement supplier in order to comply with the Rule. We will continue to work with suppliers who provided incomplete or insufficient surveys to increase the response rate and improve the content of survey responses. We will also continue to follow our due diligence process to review and validate the responses from suppliers that are obtained during the 2024 calendar year.

Forward-looking Statements

This Report contains or refers to certain statements that are not historical fact and are “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Report other than statements of historical fact, including statements regarding our business, products and conflicts minerals efforts, design of our due diligence measures and related goals, our list of sourcing countries, and steps we intend to take in the future to mitigate the risk that the Conflict Minerals used in our products are sourced in the Covered Countries, are forward-looking statements. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based largely on our current expectations, estimates and forecasts and are subject to a number of risks and uncertainties, including those described under the section entitled “Risk Factors” in filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date when made and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.